December 5, 2008
VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
101 F. Street, N.E.
Washington, D.C. 20549

Re:	Comment Letter Dated October 30, 2008 American Reprographics Company Form 10-K for the year ended December 31, 2007 Filed February 27, 2008 File No. 001-32407
Ladies and Gentlemen:
We refer to Larry Spirgel’s letter dated October 30, 2008 which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2007 of American Reprographics Company (the “Company”). Please find our responses to the Staff’s comments set forth below. For your convenience, we have copied each of the headings and comments in Mr. Spirgel’s letter immediately preceding our response thereto.
Form 10-K for the year ended December 31, 2007
Staff Comment #1 (Item 3. Legal Proceedings, page 16):
We note your disclosure regarding the settlement of the Louis Frey litigation. In the future, when disclosing the termination of legal proceedings under Item 3 of Form 10-K, also provide information that is similar to that required by Regulation S-K Item 103, including a brief description of the legal proceedings, the date instituted, the principal parties and a description of the factual basis alleged to underlie the proceeding.
Response to Comment #1:
In future filings, to the extent that any termination of legal proceedings is disclosed under Item 3 of Form 10-K, the Company will provide information that is similar to that required by Regulation S-K Item 103, including a brief description of the legal proceedings, the date instituted, the principal parties and a description of the factual basis alleged to underlie the proceeding in question.

Staff Comment #2 (Signatures, page 50):
Please identify the person signing the Form 10-K as your principal accounting officer or controller. See General Instruction D to Form 10-K.
Response to Comment #2:
The Company advises the Staff that Jonathan R. Mather, its Chief Financial Officer, is the principal accounting officer of the Company. Therefore, consistent with the Staff’s comment and General Instruction D to Form 10-K, the Company will identify Mr. Mather as the principal accounting officer in our future filings on Form 10-K.
Staff Comment #3 (Item 15. Exhibits — Exhibits 31.1 and 31.2):
We note that the language “during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” has been replaced with “during the registrant’s fourth fiscal quarter” in each of the certifications required by Exchange Act Rule 13a-14(a). In future filings, the certifications should be revised to include this language.
Response to Comment #3:
In future filings, the Company will revise the certifications required by Exchange Act Rule 13a-14(a) to address Staff Comment #3.
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Staff Comment #4 (Compensation Discussion and Analysis, page 16 — Elements of Executive Compensation):
We note your disclosure on page 18 that the company engaged Mercer Human Resource Consulting to provide competitive compensation benchmarking data regarding various elements of your named executive officers’ compensation. In future filings, please identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K.
Response to Comment #4:
To the extent that competitive compensation benchmarking data is considered in determining named executive officer compensation in the future, the Company will identify all of the component companies considered for such benchmarking purposes in the applicable filing.

Staff Comment #5 (Summary Compensation Table, page 22):
We note that the annual cash bonuses paid to certain named executive officers under the company’s incentive bonus plan for 2007 are reported under the Bonus column of the Summary Compensation Table. It appears from the disclosure in your compensation discussion and analysis that, based on the individual’s actual performance, the named executive officers were entitled to receive performance-based bonuses under the bonus plan for 2007 because several of the relevant performance measures were met by the individual. Please revise your disclosure to report the amounts earned under the bonus plan as a result of the individual meeting the performance measures in the Non-equity Incentive Plan Compensation column. Only the amounts paid over and above the amounts earned by meeting the performance measures should be reported in the Bonus column. For further guidance, please refer to Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response to Comment #5:
In response to Staff Comment #5, the Company will report amounts earned in connection with the achievement of specific performance objectives under the Non-equity Incentive Plan Compensation column and will report only such amounts, if any, that are paid over and above the amounts earned by meeting the performance objectives in the Bonus column. The Company will revise the Summary Compensation Table in future filings to report amounts earned under the incentive bonus plan for 2007 in the Non-equity Incentive Plan Compensation column (as opposed to the Bonus column), and any amounts paid in excess of the amounts earned under the incentive bonus plan for 2007 in the Bonus column, in the manner set forth in the Summary Compensation Table below.
Summary Compensation Table

							Change in
							Pension
							Value and
							Non-Qualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Kumarakulasingam Suriyakumar, Chief Executive & President	2007	650,000		75,001					725,001
	2006	650,000							650,000

Sathiyamurthy Chandramohan, former Chief Executive Officer	2007	650,000		75,001					725,001
	2006	650,000							650,000

Jonathan R. Mather, Chief Financial Officer	2007	360,000	84,000		471,975	216,000			1,131,975
	2006	27,692			39,331				67,023

Rahul K. Roy, Chief Technology Officer	2007	400,000	50,000	142,858	232,442	300,000		22,293	1,147,593
	2006	400,000		285,714	227,535	300,000		18,291	1,231,540

Staff Comment #6 (Summary Compensation Table, page 22):
Please confirm that the amounts included in the stock and option awards column of the summary compensation table represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. In addition, disclose all assumptions made in the valuation of awards in the stock and option awards columns by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Provide similar footnote disclosure for the stock and option awards columns of the director compensation table. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).
Response to Comment #6:
In response to Staff Comment #6, the Company advises the Staff that the amounts included in the Stock Awards and Option Awards columns of the Summary Compensation Table contained the full amount of the award, rather than the FAS 123R expense as recorded in the financial statements. Consistent with the Staff’s comment and related guidance, we will correct such amounts in future filings as reflected in the revised Summary Compensation Table as presented under our response to Staff Comment #5 above. In future filings, the Company will cross-reference the table to the footnote disclosure of all assumptions made in the valuation of awards in the Stock Awards and Option Awards columns (including analogous footnote disclosure to the Director Compensation Table) to the specific disclosure in the Company’s Consolidated Financial Statements. Such disclosure was included in Note 2 to the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, although not cross-referenced.
Staff Comment #7 (Grant of Plan-Based Awards Table, page 23):
In the Grant Date Fair Value of Stock and Option Awards column, disclose the grant date fair value of each equity award computed in accordance with FAS 123R. Refer to Regulation S-K Item 402(d)(2)(viii).
Response to Comment #7:
The Company advises the Staff that, in future filings, the amounts disclosed in the Grant Date Fair Value of Stock and Options Awards column of the Grant of Plan-Based Awards Table will report the aggregate grant date fair value of each equity award computed in accordance with FAS 123R as set forth below and the Company will revise the footnotes to the table to include the per share value of each such equity award as follows:

Grants of Plan-Based Awards
For Fiscal Year Ended December 31, 2007

								All Other		All Other
								Stock		Option
								Awards;		Awards;	Exercise
								Number		Number of	or Base	Grant Date
		Estimated Future Payouts			Estimated Future Payouts			of Shares		Securities	Price of	Fair Value
		Under Non-Equity Incentive Plan Awards			Under Equity Incentive Plan Awards			of Stock		underlying	Option	of Stock
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units		Options	Awards	and Option
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)		(#)	($/Sh)	Awards(1)
Kumarakulasingam Suriyakumar	3/27/07							15,504	(2)			$500,004
Sathiyamurthy Chandramohan	3/27/07							15,504	(3)			$500,004

(1)	Under the 2005 Stock Plan in effect on March 27, 2007, the grant price for a restricted stock grant was the NYSE closing price of our common stock on the last market trading day before the grant date. Our 2005 Stock Plan was amended in May 2007 to provide that the grant price for a restricted stock grant was the NYSE closing price of our common stock on the grant date.

(2)	On March 27, 2007, we granted Mr. Suriyakumar, then our President and Chief Operating Officer, a bonus of 15,504 restricted shares of our common stock with an aggregate value of $500,004 or $32.25 per share. 100% of these shares of restricted common stock awarded to Mr. Suriyakumar will vest at the end of five years of continuous service to the Company as an employee, director, or consultant.

(3)	On March 27, 2007, we granted Mr. Chandramohan, then our Chief Executive Officer, a bonus of 15,504 restricted shares of our common stock with an aggregate value of $500,004 or $32.25 per share. 100% of these shares of restricted common stock awarded to Mr. Chandramohan will vest at the end of five years of continuous service to the Company as an employee, director, or consultant.
Staff Comment #8 (Outstanding Equity Awards Table, page 24):
Please provide expanded disclosure of the vesting dates for the option footnoted by footnote (5). You currently disclose that the option vests 20% annually over five years; however, it is not possible to determine the vesting dates without knowing when the option was granted. Refer to Instruction 2 to Regulation S-K Item 402(f)(2).
Response to Comment #8:
The Company advises the Staff that the option in respect of which 40,000 shares were unexercisable at 2007 fiscal year end was granted on April 30, 2004 and the option in respect of which 12,000 shares were unexercisable at 2007 fiscal year end was granted on February 21, 2006. Each such option vests 20% on the anniversary of the date of grant, such that the option will be fully-vested on the five-year anniversary of the date of grant. In future filings, the Company will include this information by revising footnote (5) and adding a new footnote (6), as follows:
“(5) The option was granted on April 30, 2004 and vests at a rate of 20% on each anniversary of the grant date.”

“(6) The option was granted on February 21, 2006 and vests at a rate of 20% on each anniversary of the grant date.”
* * * * *
In response to the Staff’s request, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to contact the undersigned at (925) 949-5100.

Very truly yours, AMERICAN REPROGRAPHICS COMPANY
/s/ Kumarakulasingam Suriyakumar
Kumarakulasingam Suriyakumar
Chairman, President and Chief Executive Officer

cc:	Jonathan R. Mather, Chief Financial Officer